UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Partial Sale of UPI InfraCo

CADE’s Final Approval Decision

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in addition to the Material Facts disclosed on January 25, 2021, April 12, 2021, July 7, 2021, October 1, 2021, and October 18, 2021, hereby informs its shareholders and the market in general that, on this date, the certificate of the final and unappealable decision by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) that approved without restrictions the sale by the Company and Oi Móvel S.A - In Judicial Reorganization to the Globenet Cabos Submarinos S.A of shares representing the control of the Brasil Telecom Comunicação Multimídia S.A (“SPE InfraCo”), pursuant to Concentration Act no. 08700.005071/2021.

The full text of the Order SG no. 1538/2021 of the General Superintendence of the CADE is attached to this Notice to the Market. An English translation of the aforementioned document will be sent, as soon as possible, to the US Securities and Exchange Commission (SEC) through Form 6-K.

The effective completion of the Transaction is subject to the prior consent of Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL), whose process is in progress at this agency, as well as to the fulfillment of usual precedent conditions for transactions of this nature, as provided in the Investment Agreement and Other Covenants.

The Company will keep its shareholders and the market informed of any relevant development regarding the Transaction.

Rio de Janeiro, November 4, 2021.

Oi S.A. – In Judicial Reorganization

Cristiane Barretto Sales

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Cristiane Barretto Sales

Name: Cristiane Barretto Sales

Title: Chief Financial Officer and Investor Relations Officer